Robert M. Ling, Jr. President and General Counsel	MAILING ADDRESS P.O. Box 513396 Los Angeles, CA 90051-1396 5200 Sheila Street Commerce, CA 90040 TEL 323.881.4285 FAX 323.729.6601 www.unifiedgrocers.com

April 12, 2012

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Re:	Unified Grocers, Inc.

Registration Statement on Form S-1

Filed February 24, 2012

File No. 333-179658

Registration Statement on Form S-1

Filed February 24, 2012

File No. 333-179659

Current Report on Form 8-K

Filed February 27, 2011

File No. 000-10815

Dear Ms. Ransom:

This letter sets forth the response of Unified Grocers, Inc. (the “Company”) to the comments in your letter dated March 23, 2012 relating to the Company’s Registration Statements on Form S-1 with File No. 333-179658 (the “Deposits S-1”) and File No. 333-179659 (the “Shares S-1”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 24, 2012 and the Company’s Current Report on Form 8-K with File No. 000-10815 (the “8-K”) filed by the Company with the Commission on February 27, 2011. For ease of reference, the Company has repeated the staff’s comments below in italics and included its responses directly beneath each comment.

Registration Statement on Form S-1 (File No. 333-179658)

Description of Deposit Accounts, page 20

Patronage Dividends and Tax Matters, page 22

1.	We note your disclosure that Non-Member customers are not entitled to receive patronage dividends. Please reconcile this disclosure with Article I, Section 4, and Article VII of your Bylaws, which appears to suggest otherwise.

Robert M. Ling, Jr.

Unified Grocers, Inc.

April 12, 2012

Response to Comment 1:

The Company respectfully advises the staff that Article I, Section 4 and Article VII of the Company’s Bylaws provide for a class of non-member customers referred to as “associate-patrons.” The Company has not had any “associate-patrons” since 2004, and has no plans to authorize any “associate-patrons” in the foreseeable future. In light of this, and notwithstanding the historical vestige remaining in the Company’s Bylaws, the Company believes it is appropriate for it to omit a potentially confusing discussion of “associate-patrons” in its filings and that its statement that non-member customers are not entitled to receive patronage dividends is accurate.

Risk Factors, page 8

2.	Please delete the fourth sentence in the introductory paragraph to the risk factor section. Please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem material or of which you are currently unaware. In view of the requirements of Item 503(c) of Regulation S-K, such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

Response to Comment 2:

As requested, the Company has revised the introductory paragraph to the risk factor section in both the Deposits S-1 and the Shares S-1 to eliminate the fourth sentence therein.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-19

3.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

Response to Comment 3:

As requested, the Company has revised the Deposits S-1 and the Shares S-1 to include the undertaking required by Item 512(a)(6) of Regulation S-K.

Robert M. Ling, Jr.

Unified Grocers, Inc.

April 12, 2012

Exhibit 5.1

4.	Please revise to delete the limitation on reliance in the eighth paragraph of the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin 19, which is available on our website.

Response to Comment 4:

As requested, the Company’s counsel has revised the opinion to delete the limitation on reliance in the eighth paragraph of the opinion.

5.	If true, please revise the fifth paragraph to clarify that each depositor has entered or, with respect to new depositors, will enter into such service and subordination agreements. If counsel believes that such clarification is unnecessary, please tell us why.

Response to Comment 5:

As requested, the Company’s counsel has revised the fifth paragraph of the opinion to clarify that each depositor has entered or, with respect to new depositors, will enter into such service and subordination agreements.

Registration Statement on Form S-1 (File No. 333-179659)

General

6.	To the extent applicable, please revise this registration statement and the opinion of counsel filed as Exhibit 5.1 consistent with our comments above on your registration statement on Form S-1 (File No. 333-179658).

Response to Comment 6:

As requested, the Company has revised the Shares S-1 and the Company’s counsel has revised its opinion filed as Exhibit 5.1 to the Shares S-1 consistent with the responses above to the staff’s comments on the Deposits S-1.

Exhibit 5.1

7.	Please tell us why counsel must make assumptions (1) and (2) in the fifth paragraph of the opinion. Please note that we may have additional comments based on your response.

Response to Comment 7:

The Company’s counsel has revised its assumptions (1) and (2) in the fifth paragraph of the opinion in the matter such counsel has discussed and agreed upon with the staff.

Robert M. Ling, Jr.

Unified Grocers, Inc.

April 12, 2012

Current Report on Form 8-K filed February 27, 2011

8.	Please amend this report to disclose the company’s decision regarding the frequency of shareholder advisory votes on executive compensation. Please refer to Item 5.07(d) of Form 8-K.

Response to Comment 8:

As requested, the Company has amended the 8-K to disclose the Company’s decision regarding the frequency of shareholder advisory votes on executive compensation.

* * * *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the foregoing, please do not hesitate to contact Peter Menard (Sheppard Mullin Richter & Hampton LLP; 213.617.5483), Harry H. Demas (Deputy General Counsel at the Company; 323.881.4225) or the undersigned (323.881.4285).

Sincerely,

/s/ Robert M. Ling, Jr.
Robert M. Ling, Jr.

cc:	Catherine Brown, Esq.

Dieter King, Esq.

United States Securities and Exchange Commission

Peter Menard

Sheppard Mullin Richter & Hampton LLP